CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: October 1, 2001

CENTURION ENERGY TESTS FASADA-1 EXPLORATION WELL,
ANNOUNCES RESERVE ESTIMATES FOR GELGEL-1 DISCOVERY
IN EGYPT

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces testing has been completed on Fasada-1, the third well in the company's current exploration program in its El Manzala Concession in Egypt. Two zones were tested, the Abu Madi and the Kafr El Sheik. Although strong gas shows in the Kafr El Sheik were present during drilling, both zones tested water with no commercial quantities of gas. Preparations to abandon the well are underway.

The drilling rig will be released this week and moved to Centurion’s next exploratory location, Sherbeen-1, located approximately nine kilometers to the northeast of the Abu Monkar-1 discovery well. The Sherbeen-1 exploration well will be drilled to a depth of approximately 1,400 meters and will target the Kafr El Sheik formation.

Gelgel Discovery Well Adds 45 Bcf to Centurion's Reserves in Egypt.

An independent reserve report for Centurion’s recent Gelgel-1 discovery has been completed and estimates 45 Bcf of gas (15 Bcf of proven reserves and 30 Bcf of probable reserves) for the Gelgel field. Centurion is in the process of revising its Abu Monkar Plan of Development to include the Gelgel gas reserves.

To date Centurion has made five discoveries in its 100% owned El Manzala Concession with aggregate gas reserves for the Concession totaling 160 Bcf proven and probable.

Centurion Energy International Inc. is an exploration and production company operating in Egypt and Tunisia, and is publicly traded on the Toronto Stock Exchange under the symbol "CUX".

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: INFO@CENTURIONENERGY.COM
Web: HTTP://WWW.CENTURIONENERGY.COM